EXHIBIT 99.1

Aleafia Health to Announce 2019 Second Quarter Financial Results

TORONTO, Aug. 07, 2019 (GLOBE NEWSWIRE) -- Aleafia Health Inc. (TSX: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health” or the “Company”) will announce its 2019 Second Quarter Financial Results on August 14, 2019 at 7 a.m. EST. The Company will also host its Second Quarter Results Call the same day at 8:30 a.m. EST. The call will be hosted by CEO Geoffrey Benic and CFO Benjamin Ferdinand.

CONFERENCE CALL

Date:   August 14, 2019

Time:   8:30 a.m. EST

USA/Canada Toll-Free Participant Call-in: (866) 679-9046; Passcode: 5397767

International Toll-Free Participant Call-in: (409) 217-8323; Passcode: 5397767

Webcast Link: https://edge.media-server.com/mmc/p/igyctg4o

This conference call will be webcast live over the internet and can be accessed through the link provided above.  Audio of the call will be available to participants through both the conference call line and webcast; however, the presentation may only be viewed via the webcast. Participants who miss the live call can view a replay at any time via the link provided.

For Investor and Media Relations, please contact:

Nicholas Bergamini, VP Investor Relations
1-833-TSX-ALEF (879-2533)
IR@AleafiaHealth.com
LEARN MORE: www.AleafiaHealth.com

About Aleafia Health:

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply agreements.

Aleafia Health owns three major cannabis product & cultivation facilities, two of which are licensed and operational including the first large-scale, operational outdoor cultivation facility in Canadian history. The Company produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators and has international operations in three continents.

Innovation is at the heart of Aleafia Health competitive advantage. The Company maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness-specific product development and its highly differentiated education platform FoliEdge Academy. The Company is committed to creating sustainable shareholder value and has been named the 2019 top performing company of the year by the TSX Venture Exchange prior to graduation to the TSX.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks contained in the Company’s annual information form filed with Canadian securities regulators available on the Company’s SEDAR profile at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake any obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.